Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-164440, 333-98981 and 333-119858 on Form S-3 and Nos. 333-119842, 333-173778 and 333-203545 on Form S-8 of our reports dated May 9, 2018, relating to the fiscal year 2018 consolidated financial statements of CalAmp Corp. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting standard) and the effectiveness of CalAmp Corp. and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of CalAmp Corp. for the fiscal year ended February 28, 2018.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, CA

May 9, 2018